Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$[•]	100.00%	$[•]	$[•](1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $[•] that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $[•] registration fee for this offering, $[•] remains available for future offerings. No additional registration fee has been paid with respect to this offering.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED APRIL 16, 2009.

PRELIMINARY PRICING SUPPLEMENT NO. 372 dated , 2009 to Prospectus Supplement and Prospectus dated February 5, 2007 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

Eksportfinans ASA
Equity-Index-Linked Notes Due
(Linked to the S&P® Homebuilding Select Industry™ Index)

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 5, 2007 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Your notes will not pay interest. The amount that you will be paid on your notes on the stated maturity date (which will be set on the trade date and is expected to be between 16 and 18 months after the original issue date) is based on the performance of the S&P® Homebuilding Select Industry™ Index (which we refer to as the “index”) as measured by the percentage change in the arithmetic average of the closing levels of the index on each of the averaging dates (each of which will be set on the trade date, and are expected to be the five consecutive trading days ending on the tenth scheduled trading day prior to the stated maturity date) from the initial index level. As more fully described below, the return on your note is not linked to the performance of the index on a one-to-one basis and is subject to a cap on upside appreciation, while you could lose your entire investment in the notes if the index level decreases to zero.

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (which will be determined on the determination date) from the initial index level (which will be determined on the trade date), which we refer to as the “index return”. The index return may reflect a positive (based on any increase in the index level over the life of the notes) or a negative (based on any decrease in the index level over the life of the notes) return. On the stated maturity date, for each $1,000.00 face amount of your notes:

    if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of two multiplied by the index return, multiplied by $1,000.00, subject to a cap on the appreciation of the index return (the cap will be a specified percentage between 15.00% and 18.00% and will be set on the trade date);

    if the index return is zero or negative but not below -20.00% (the final index level is greater than or equal to 80.00% of the initial index level but equal to or less than the initial index level), you will receive $1,000.00; or

    if the index return is negative and is below -20.00% (the final index level is less than 80.00% of the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of 1.25 multiplied by the sum of the index return and the buffer amount (20.00%), multiplied by $1,000.00.

     If the index return is positive, your notes will pay at maturity, in addition to the $1,000.00 face amount, two times the index return multiplied by $1,000.00 subject to a limit of between 15.00% and 18.00% on the positive index return (for a maximum payment at maturity on your notes of between 130.00% and 136.00% of the $1,000.00 face amount). If, at maturity, the index level has declined by more than 20.00%, you will have a loss for each $1,000.00 face amount that equals the index return plus 20.00%, multiplied by 1.25 times $1,000.00.

     You could lose all or a substantial portion of your investment in your notes if the index level declines. The maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is also limited to the maximum settlement amount of between $1,300.00 and $1,360.00 (which will be set on the trade date). In addition, the notes will not pay interest, and no other payments will be made on the notes prior to the stated maturity date.

     Assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will and the price you may receive for your notes may be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through July , 2009. You should read the explanation of risks in “Risk Factors” in this pricing supplement and the discussion of risks in “Risk Factors — Risks relating to index linked notes or notes linked to certain assets” on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

Investors can lose their entire investment in the notes.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-1 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 5, 2007.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

     Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on                     , 2009.

     “S&P®”, “Standard and Poor’s®” and “S&P® Homebuilding Select Industry™” are registered trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated April 16, 2009

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$

Face Amount of each note:	$1,000.00

Agent:	Goldman, Sachs & Co.

The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Date:	A specified date that is expected to be the tenth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Maturity Date:

A specified date that is expected to be between 16 and 18 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Indexed note:

Yes. The S&P® Homebuilding Select Industry™ Index (the Index). The Index is published by Standard & Poor’s and is an equal-weighted index that draws constituents from companies involved in homebuilding, directly and indirectly through furnishings, retailing, manufacturing, textiles and chemicals keyed to homebuilding. Current information regarding the market value of the Index is available from Standard & Poor’s and from numerous public information sources. Those sources are not incorporated by reference in this document.

When we refer to the Index Sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the Index as then in effect (the Index Sponsor). The initial Index Sponsor is Standard & Poor’s.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

If the Final Index Level is greater than or equal to the Cap Level, the amount payable will equal the Maximum Redemption Amount.

  If the Final Index Level is greater than the Initial Index Level but less than the Cap Level, the amount payable will equal the sum of (a) the Face Amount, and (b) (the Face Amount times the Participation Rate times the Index Return).

If the Final Index Level is equal to or less than the Initial Index Level but greater than or equal to the Buffer Level, the amount payable will equal the Face Amount.

  If the Final Index Level is less than the Buffer Level, the amount payable will equal the sum of (a) the Face Amount, and (b) (the Face Amount times the Buffer Rate times (the Index Return plus the Buffer Amount)). In this case, the Redemption Amount you will receive at maturity will be less than the Face Amount of your notes, and you may lose a significant portion or even all of your investment in the notes.

Initial Index Level:	To be determined on the Trade Date.

Final Index Level:	The arithmetic average of the closing levels of the Index on each of the specified Averaging Dates.

Index Level:

The level of the Index on each Trading Day, as published by the Index Sponsor or, if the Index Sponsor does not publish such a level, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Index.

Averaging Dates:

To be determined on Trade Date (expected to be the five consecutive Trading Days ending on the tenth Trading Day prior to the originally scheduled stated Maturity Date, unless postponed due to a Market Disruption Event or a non-Trading Day). If on any Averaging Date a Market Disruption Event occurs or is continuing, then such Averaging Date and any subsequent Averaging Date will be postponed to the next Trading Day on which no Market Disruption Event is in effect. In no event however, will the last Averaging Date or any other Averaging Date be postponed for more than five Business Days after the date the last Averaging Date was originally scheduled; in such cases, more than one Averaging Dates may occur simultaneously on such last date.

If the last originally scheduled Averaging Date is postponed for five Business Days and a Market Disruption Event occurs or is still continuing on that date, then such last Averaging Date as postponed shall nevertheless be the Determination Date and the calculation agent shall determine the Final Index Level on such date and thus the Redemption Amount, for the purposes of the notes based on its assessment, made in its sole discretion. If the calculation agent determines that the closing level of the Index is not available on the last Averaging Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine in its sole discretion the closing level for the Index for such last Averaging Date. For the avoidance of doubt, if on such last postponed Averaging Date, no closing Index levels are available for all five Averaging Dates, then on such last postponed Averaging Date the calculation agent shall calculate the Final Index Level by determining in its sole discretion the Index closing levels for any Averaging Dates for which no closing levels were available until there are five Averaging Dates from which to calculate the Final Index Level.

Participation Rate:	200.00%

Cap Level:	Expected to be between 115.00% and 118.00% of the Initial Index Level, to be determined on the Trade Date.

Maximum Redemption Amount:	Expected to be between 130.00% and 136.00% of the Face Amount (between $1,300.00 and $1,360.00 for every $1,000.00 of Face Amount), to be determined on the Trade Date.

Index Return:	(The Final Index Level — the Initial Index Level)/the Initial Index Level, expressed as a positive or negative percentage.

Buffer Level:	80.00% of the Initial Index Level (equal to a -20.00% Index Return).

Buffer Rate:	The Initial Index Level/the Buffer Level, which equals 125.00%.

Buffer Amount:	20.00%

Determination Date:	The last Averaging Date, subject to postponement as described above under “Averaging Dates.”

Market Disruption Event:	Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in Index stocks constituting 20.00% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20.00% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

  Index stocks constituting 20.00% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20.00% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

a price change exceeding limits set by that market, or

an imbalance of orders relating to that stock or those contracts, or a disparity in bid and asked quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Redemption Amount, by a computation methodology that the calculation agent determines will as closely as possible replicate the Index.

If the calculation agent determines that the Index, the stocks composing the Index or the method of calculating the Index is changed at any time in any respect – including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the stated Maturity Date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Goldman, Sachs & Co.

Trustee:	The Bank of New York Mellon (formerly known as The Bank of New York).

Fixed rate note:	The notes will not pay interest. There will be no payments prior to maturity.

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:

Any day on which the respective principal securities markets for the Index stocks are open for trading, the Index Sponsor is open for business and the closing level of the Index is calculated and published by the Index Sponsor.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof

Renewable note:	No

Form of notes:	Book-entry

CUSIP No.:

ISIN:

Listing:	None

Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody’s)/AA+ (negative outlook) (Standard & Poor’s)/AA (F.IBCA)†

Failure to pay Redemption Amount when due:

In the event we fail to pay the Redemption Amount on the Maturity Date, any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11.00 a.m. (London time) on the first business day following such failure to pay. Such rate shall be determined by the calculation agent. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes do not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 5, 2007, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

     http://www.sec.gov/Archives/edgar/data/700978/000115697307000181/u51335fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the stocks composing the Index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) will and the price you may receive for your notes may be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through July     , 2009. After July     , 2009, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower then the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Buffer Level.

     The Redemption Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Buffer Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

The Redemption Amount on your notes on the Maturity Date may be less than it would have been had the Redemption Amount been linked to the actual, rather than averaged, return on the Index.

     The Final Index Level is calculated by reference to the arithmetic average of the closing levels of the Index on each of the five Averaging Dates (which are expected to be the five consecutive Trading Days ending on the tenth Trading Day prior to the Maturity Date, to be determined on the Trade Date). The Redemption Amount on your notes will depend on the Final Index Level. Because the Final Index Level will be based on average closing levels over the five Averaging Dates, the Redemption Amount may be significantly less than the actual return on the Index over the life of the offered notes. As a result, it is possible that the actual Index level on the Determination Date or at other times during the life of the offered notes will be higher than the Final Index Level. For example, the difference between the Final Index Level calculated using the averaging method and the actual level of the Index on the Determination Date could be particularly large if there is a significant increase in the level of that Index during the latter portion of the averaging period. If the Final Index Level is less than the Initial Index Level, the Redemption Amount for your notes on the Maturity Date will be less than the principal amount of your notes, and you may lose a significant amount or even all of your investment in the notes.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Index Level from the Initial Index Level. You may lose all or a significant amount of your entire investment in the notes if the Index Level drops precipitously.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index performance is no guide to future performance.

     The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The calculation of the Redemption Amount does not take into account all developments in the Index.

     The formula used to calculate the Redemption Amount only compares the Index Level on the Trade Date to the Index Levels on the Averaging Dates (the average of which shall constitute the Final Index Level). No other Index levels will be taken into account for that purpose. As a result, you may lose part of your investment even if the Index has risen at certain times during the term of the notes before falling to a level below the Initial Index Level during the averaging period.

The Index level will affect the market value of your notes, but the market value of your notes may not change in the same manner as the level of the Index.

     We expect that the market value of your notes at any particular time will depend substantially on the amount, if any, by which the level of the Index at that time has risen above or has fallen below the Initial Index Level.

     However, your notes may trade quite differently from the performance of the Index. For the reasons described under “The calculation of the Redemption Amount does not take into account all developments in the Index” and other market-related reasons, such as those described below, changes in the level of the Index may not result in comparable changes in the market value of your notes. If you sell notes prior to maturity, you may receive substantially less than the amount that would be payable if the repayment amount were calculated as if your date of sale were the maturity date because of an expectation that the Index level will continue to fluctuate, or exhibit volatility, until the Final Index Level is determined. If you sell your notes at a time when the level of the Index has generally trended below, or not sufficiently above, the Initial Index Level, you may receive less than the Face Amount of your notes.

The potential for the value of your notes to increase will be limited.

     Your ability to participate in any change in the value of the Index over the life of your notes will be limited because of the Cap Level, which is expected to be between 115.00% and 118.00% of the Initial Index Level. The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Index Level may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Index.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The return on your notes will not reflect any dividends paid on the Index stocks.

     The Index Sponsor calculates the level of the Index by reference to the prices of the common stocks included in the Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Index stocks by the Index stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.

Changes in the volatility of the Index are likely to affect the market value of your notes.

     The volatility of the Index refers to the magnitude and frequency of the changes in the Index Level. In most scenarios, if the volatility of the Index increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including the Final Index Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

The Index is concentrated in the homebuilding sector.

     All or substantially all of the equity securities that are included in the index are issued by companies whose primary line of business is directly associated with the homebuilding sector or the related home furnishings and home improvement retail sectors. Because the value of the notes is based on the performance of the index, an investment in these notes will be concentrated in the homebuilding sector. Homebuilding companies can be affected by the national, regional and local real estate markets. The homebuilding industry is also sensitive to interest rate fluctuations, which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The homebuilding industry can be significantly affected by changes in government spending, the enactment of adverse legislation affecting the real estate and homebuilding industries, adverse regulatory activities affecting the real estate and homebuilding industries, consumer confidence, demographic patterns and the level of new and existing home sales. Moreover, as a result of recent market conditions, many homebuilding companies included in the index have suffered substantial losses and precipitous declines in the value of their securities. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the homebuilding industry than a different investment linked to securities of a more broadly diversified group of issuers.

Changes in the composition and valuation of the Index may adversely affect your notes.

     The composition of the Index may change over time or other modifications may be made to the Index in the future. Such changes could adversely affect the value of the notes.

     In the event that Standard & Poor’s discontinues publication of the Index, Goldman, Sachs & Co., as calculation agent, will continue to calculate the Index during the remaining term of the notes, based on the methodologies described in this pricing supplement.

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the Index Level at any time,

  the actual dividends distributed on the Index stocks,

  economic, financial, regulatory, political, military and other events that affect stock markets generally,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

Changes in the volatility of exchange rates, and the correlation between those rates and the value of the Index are likely to affect the market value of the notes.

     Because the notes are payable in U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the component stocks of the Index are denominated could affect the market value of the notes. The correlation between the level of the Index and the U.S. dollar exchange rates for each of the currencies upon which the component stocks of the Index are denominated refers to the relationship between the percentage changes in the level of the Index and those exchange rates. The direction of such correlation (whether positive or negative) and the extent of such correlation could affect the value of the notes.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Index Level – directly or indirectly by affecting the price of the Index stocks – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Index Level – directly or indirectly by affecting the price of the Index stocks – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments indexed to the Index, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and their market value.

     The policies of the Index Sponsor concerning the calculation of the Index Level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index Level could affect the Index Level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and their market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Index Level, or if the Index Sponsor discontinues or suspends calculation or publication of the Index Level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index Level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Index Level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Index” below for certain information about the Index.

     Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We can postpone the Averaging Dates or the Determination Date (which is the last Averaging Date) if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on any Averaging Date or the Determination Date (which is the last Averaging Date), that Averaging Date or the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. Moreover, if the closing level of the Index is not available on an Averaging Date or the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the level of the Index at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until one Business Day after the originally scheduled Maturity Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States – Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical Final Index Levels. Based on these hypothetical Final Index Levels, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Final Index Levels could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which the Index Sponsor calculates the Index Level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The Index – Historical Performance” below.

     The levels in the left column of the table below represent hypothetical Final Index Levels and are expressed as percentages of the Initial Index Level. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Index Levels, and are expressed as percentages of the Face Amount of a note. The middle column contains hypothetical Redemption Amounts corresponding to the percentages in the right column expressed as cash amounts. Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Index Level and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date assuming a Participation Rate of 200.00%, a Cap Level of 115.00%, a Buffer Level of 80.00% of the Initial Index Level and a Maximum Redemption Amount of 130.00% of the Face Amount, or $1,300.00 for every $1,000.00 of Face Amount.

Final Index Level as Percentage of Initial Index Level	Redemption Amount per $1,000 Face Amount	Redemption Amount as a Percentage of $1,000 Face Amount
150.00%	$1,300.00	130.00%
125.00%	$1,300.00	130.00%
120.00%	$1,300.00	130.00%
115.00%	$1,300.00	130.00%
110.00%	$1,200.00	120.00%
104.00%	$1,080.00	108.00%
100.00%	$1,000.00	100.00%
95.00%	$1,000.00	100.00%
90.00%	$1,000.00	100.00%
80.00%	$1,000.00	100.00%
75.00%	$937.50	93.75%
70.00%	$875.00	87.50%
50.00%	$625.00	62.50%
25.00%	$312.50	31.25%
0.00%	$0.00	0.00%

     If, for example, the Final Index Level were determined to be 25.00% of the Initial Index Level, the Redemption Amount that we would deliver on your notes at maturity would be 31.25% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date and held them to the Maturity Date, you would lose 68.75% of the Face Amount of your investment.

     The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Index Level (expressed as a percentage of the Initial Index Level) were any of the hypothetical levels shown on the horizontal axis and based on an assumed Participation Rate of 200.00%, a Cap Level of 115.00%, a Buffer Level of 80.00% of the Initial Index Level and a Maximum Redemption Amount of 130.00% of the Face Amount, or $1,300.00 for every $1,000.00 of Face Amount. The graph shows that any hypothetical Final Index Level of less than 80.00% of the Initial Index Level (the section left of the 80% marker on the horizontal axis) would result in a hypothetical Redemption Amount of less than 100.00% of the Face Amount for each of your notes (the section below the 100% marker on the vertical axis) and, accordingly, you would lose some or all of the Face Amount of your notes.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX

     We have derived all information regarding the Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and is provided for informational purposes only. That information reflects the policies of, and is subject to change by, the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. We make no representation or warranty as to the accuracy or completeness of any information relating to the Index.

     The Index is an equal-weighted market cap index that is designed to measure the performance of the homebuilders sub-industry portion of the S&P® Total Market Index (S&P TMI), a benchmark that defines the U.S. equity market.

     The S&P TMI offers broad market exposure to companies of all market capitalization, including all common equities listed on the NYSE, the American Stock Exchange, and the NASDAQ National and Small Cap markets. Only U.S. companies are eligible for inclusion in the S&P TMI.

     Each of the constituent stocks in the Index (the Component Stocks) is a constituent company within the homebuilding sub-industry of the S&P TMI.

     Additional information concerning the Index may be obtained at the Index Sponsor’s website (www.indices.standardandpoors.com). Information contained in the Index Sponsor’s website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Index Eligibility

     Membership to the Index is based on a company’s Global Industry Classification Standard (GICS®) classification, as well as liquidity market cap requirements and domicile.

     To be eligible for the Index, companies must be in the S&P TMI and rank in the top 90% of their relevant GICS sub-industry (i.e., homebuilding sub-industry) by float-adjusted market capitalization. The stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total market capitalization of the homebuilding sub-industry, are deemed to qualify. If the stock count is less than 21, then companies having a float-adjusted market capitalization above U.S. $500 million are added sequentially in order of float-adjusted market capitalization. If there are still fewer than 21 stocks in the Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float adjusted market capitalization to reach 21 constituents.

     Market Capitalization. Stocks with a float-adjusted market capitalization above U.S. $500 million and meet the liquidity threshold are included in order of their float-adjusted market capitalization until the stock count reaches 21. The float-adjusted market capitalization of these stocks must combine to be at least 90% of the total homebuilding sub-industry market capitalization. If the Index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

     Liquidity. Constituents must have a liquidity ratio — defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months — greater than 30%. The length of time to evaluate liquidity is reduced to available trading period for IPOs or spin-offs that do not have 12 months of trading history.

     Domicile. U.S. companies only.

     As of April 15, 2009, the Index included 22 Component Stocks:

Ticker Symbol	Weight	Component Stock
BBBY	4.91%	Bed Bath & Beyond Inc.
CTX	5.24%	Centex Corporation
DHI	4.98%	D.R. Horton, Inc.
HD	4.33%	The Home Depot, Inc.
KBH	5.23%	KB Home
LEG	4.50%	Leggett & Platt, Inc.
LEN	4.00%	Lennar Corporation
LII	4.27%	Lennox International Inc.
LOW	4.26%	Lowe’s Companies, Inc.
MAS	4.48%	Masco Corporation
MDC	4.19%	M.D.C. Holdings, Inc.
MHK	5.21%	Mohawk Industries, Inc.
NVR	4.47%	NVR, Inc.
OC	5.91%	Owens Corning Inc.
PHM	4.10%	Pulte Homes, Inc.
RCII	4.44%	Rent-A-Center, Inc.
RNT	4.57%	Aaron Rents, Inc.
RYL	4.54%	The Ryland Group, Inc.
SHW	4.24%	The Sherwin-Williams Company
SSD	3.82%	Simpson Manufacturing Co., Inc.
TOL	4.08%	Toll Brothers, Inc.
WSM	4.24%	Williams-Sonoma, Inc.

     Index Construction and Calculations

     The Index is equal-weighted and calculated by the divisor methodology.

     The initial divisor is set to have a base index value of 1000 on December 15, 2000. The index value is simply the index market value divided by the index divisor: Index Value = (Index Market Value) / Divisor

     Index Market Value = (Component Stocks) i x (Price) i

     where N is the number of stocks in the index.

     At the beginning of each quarterly rebalancing, The Component Stocks are set so that each constituent has equal weight.

     (Component Stocks) i, after rebalance = K / (Price) i, rebalance date where K is an arbitrary or nominal value used to ensure each Component Stock’s “shares” number is derived to establish equal weighting in the Index.

     In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

     (Index Value) before rebalance = (Index Value) after rebalance

     Therefore,

     (Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Index Maintenance

     The membership to Index is reviewed quarterly. Rebalancing occurs after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. No companies are added between rebalancings. However, a company will be deleted from the Index if the S&P TMI drops the constituent. If a constituent deletion causes the number of companies in the Index to fall below 21, no addition will be made to the Index until the next rebalancing. At that time, the entire Index will be rebalanced based on all eligibility criteria, including minimum number of companies. In case of GICS changes, where a company does not belong to the homebuilding sub-industry after the classification change, it is removed from the Index at the next rebalancing.

     The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TMI Action	Adjustment made to Index	Divisor adjustment?
Constituent change	If the constituent is a member of the Index, it is dropped.	Yes
Share changes between quarterly share adjustments	None.	No
Quarterly Component Stock changes	There is no direct adjustment; however, on the same date the Index rebalancing will take place.	Only because of the Index rebalancing.
GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the Index, it is removed at the next rebalancing.	No
Spin-off	No weight change. The price adjusted to price of Parent Company minus (Price of Spin-off company/Share Share ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No.
Rights Offering	The price is adjusted to Price of Parent Company minus (Price of Rights Subscription/Rights Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Corporate Actions

Corporate Action	Adjustment made to Index	Divisor adjustment?
Spin-off	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/Share Exchange Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). The Component Stocks change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Split	The Component Stocks are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Total Return and Net Return Indices

     The Index will have a total return counterpart, which assumes dividends are reinvested in the Index after the close on the ex-date. On any given date t:

     Total Return Multiplier t = [(Total Return Index Value t-1) + (Total Return Multiplier t)] / (Index Value t-1)

     Total Return Index Value t = (Total Return Index Value t-1) × (Total Return Multiplier t)

      Index Dividend Points t = (Component Stocks) i, t × (Ex – dividends) i, t / Divisor t

Historical Performance

     The table sets forth below the high, low and final closing levels of the Index, for each of the four calendar quarters in 2006, 2007 and 2008, and the first two calendar quarters in 2009 (through April 15, 2009). We obtained the information in the table below from Bloomberg Financial Services, without independent verification.

     Since its inception, the level of the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the Index as an indication of future performance. We cannot give you any assurance that the future performance of the Index or the Index stocks will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date.

     We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index will serve as a reliable indicator of its future performance.

Quarterly High, Low and Final Closing Levels of the Index

	High	Low	Last
2006
First Quarter	5,003.46	4,199.88	4,456.85
Second Quarter	4,646.35	3,264.85	3,382.64
Third Quarter	3,422.19	2,929.31	3,283.72
Fourth Quarter	3,857.49	3,231.36	3,732.29
2007
First Quarter	3,967.37	3,259.34	3,259.34
Second Quarter	3,589.31	3,039.43	3,039.43
Third Quarter	3,099.56	2,115.97	2,125.28
Fourth Quarter	2,349.20	1,703.08	1,926.18
2008
First Quarter	2,330.06	1,585.52	2,162.08
Second Quarter	2,393.49	1,644.10	1,644.10
Third Quarter	2,220.31	1,458.45	1,955.24
Fourth Quarter	1,999.94	892.29	1,199.44
2009
First Quarter	1,311.41	817.43	1,061.65
Second Quarter (through April 15, 2009)	1,194.87	1,082.17	1,194.87

License Agreement

     Standard & Poor’s and Goldman, Sachs & Co. have entered into a non-transferable, non-exclusive license agreement granting Goldman, Sachs & Co., its affiliates and its sub-licensees, in exchange for a fee, the right to use the Index in connection with the issuance of certain securities, including the notes. We are a sublicensee of the license granted to Goldman, Sachs & Co.

     The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the Index to track general stock market performance. Standard & Poor’s only relationship to Goldman, Sachs & Co. (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor’s and of the use of the Index which is determined, composed or calculated by Standard & Poor’s without regard to Goldman, Sachs & Co., Eksportfinans or the notes. Standard & Poor’s has no obligation to take the needs of Goldman, Sachs & Co., Eksportfinans or the owners of the notes into consideration in determining, composing or calculating the Index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no liability in connection with the administration, marketing or trading of the offered notes.

     Standard & Poor’s does not guarantee the accuracy and/or uninterrupted calculation of the Index or any data included therein. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by Goldman, Sachs & Co., Eksportfinans, owners of the notes or any other person or entity from the use of the Index or any data included therein. Standard & Poor’s makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event will Standard & Poor’s have any liability for any loss of profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. On December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of         , 2009 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,        , 2009 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.